UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA YCT INTERNATIONAL GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16945C107
(CUSIP Number)

Dr. Yaguang Liu
L.Y. Holding Limited
22 Sunrise Bay Boulevard
Tuckerton, New Jersey, 08087

March 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049433105

1.		Name of Reporting Person: L.Y. Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,254,952

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,254,952

	10.	Shared Dispositive Power 0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 44,254,952

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 60%

14.		Type of Reporting Person (See Instructions) CO

CUSIP No. 049433105

1.		Name of Reporting Person: Dr. Yaguang Liu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.		SEC Use Only

4.		Source of Funds (See Instructions) OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,254,952

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,254,952

	10.	Shared Dispositive Power 0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 44,254,952

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11) 60%

14.		Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, $.001 par value (the “Common Stock”), of China YCT International, a Delaware corporation (the “Issuer”), whose principal executive offices are located at Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone, Gucheng Road, Sichui County, Shandong Province, PRC
.
Item 2.    Identity and Background.

The names of the persons filing this statement (the “Reporting Persons”) are Dr. Yaguang Liu, a citizen of the United States, and L.Y. Holding Limited, a Hong Kong, PRC corporation (“LYHK”). Dr. Liu is the 100% shareholder of LYHK. The address of the principal business and principal office of Dr. Liu is 22 Sunrise Bay Boulevard, Tuckerton, New Jersey, 08087 and the address of the principal business and principal office of LYHK is CRE Building, 303 Hennessy Road, Wanchai, Hong Kong.

During the last five years, neither of the Reporting Persons mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

In connection with a change of control of the Issuer described more fully under Item 4 below, the Reporting Persons received 44,254,952 shares of Common Stock from the Issuer in exchange for 100% if the common stock of L.Y. Biotech Limited (“LY Biotech”), a Hong Kong, PRC corporation, which is wholly owned by LY Research Corp., a New Jersey Corp. (“LY Research), which is also wholly owned by Dr. Liu..

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Common Stock based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity.  The Reporting Persons may purchase additional securities if the Reporting Persons deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

On February 24 2011, the Issuer entered into an agreement (the “Agreement”) with L.Y. Research., Pursuant to the Agreement, the Issuer acquired 100% of the issued and outstanding stock of LY Biotech, a wholly-owned subsidiary of L.Y. Research Corp. The assets of LY Biotech include LY Biotech’s US patent No. 6,475,531 B1, titled “Safe Botanical Drug for Treatment and Prevention of Influenza and Increasing Immune Function” (the “Patent”). LY Biotech is a development stage company. The initial shares of stock were issued to LYHK, the designee of LY Research, on March 11, 2011.

The purchase price to be paid by the Issuer is as follows:

(1)	The Issuer issued and deliver 44,254,952 shares of Common Stock to LYHK, which shares constitute 60% of the issued and outstanding shares of common stock of the Issuer;

(2)
The Issuer agreed to issue and delivered 44,254,951 shares of Common Stock to LY Research or its designee upon the quotation of the Common Stock on the OTCBB, which issuance will increase the ownership interest of the transferee to 75% of the issued and outstanding shares of common stock of the Issuer based on the currently outstanding number of shares of common stock. .

(3)
The Issuer agreed to issue and deliver 78,675,470 shares of Common Stock to LY Research or its designee upon the receipt by the Company of a minimum of $20,000,000 in gross proceeds from a debt or equity financing, or a series of debt and/or equity financings, or upon the listing of its common stock on NASDAQ, which issuance will increase the ownership interest of the transferee to 85% of the issued and outstanding shares of common stock of the Issuer based on the currently outstanding number of shares of common stock. .

This transaction is deemed to have resulted in a change in control of the Issuer.

Upon completion of the transaction, the Reporting Persons may propose and cause additional directors to be elected to the board of directors of the Issuer.

The Reporting Persons also plan to seek an equity financing for the Issuer, although there is no assurance such financing can be obtained.

Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Persons within the past 60 days of the date hereof by the Reporting Persons.

(d)           The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting  Persons, or between the Reporting  Persons and any other person, with respect to the  securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 18, 2011
L.Y. Holding Limited

By: /s/ Dr. Yaguang Liu
Name: Dr. Yaguang Liu
Title: CEO

/s/ Dr. Yaguang Liu
Name: Dr. Yaguang Liu

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)